                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

June 28, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

Attached is the correspondence regarding your comments made on June 23, 2010, with reference to second amendment of the Company's Registration Statement Form S-1 filed on May 25, 2010.

We write the answers under the same sequence numbers of the comments in your letter.

Sincerely Yours,

/s/Ching-Sang Hong

 President

General

     1. Answer: In this amendment, all revise paragraphs will have mark .

     2. Answer: Italic words format corrected

     3. Answer:  On page 25, we add:

".. not involving any public stock offering such as public solicits including advertisement..."

     4. Answer: On page 27, we revise to

" The spin-off closed in March 2010 and to reach the purpose of going public for USChina Taiwan should wait after the effective of this registration statement, and this is because USChina spin-off  "restricted securities," and it hasn't held those securities for two years."

     5. Answer: All listed sentences erased. We made associated change in all text.

     6. Answer: A revised Bylaws attached

Risk Factors, Page 6

     7. Answer: we add: "Our company is in developing stage and without operation history, and our sole officer has limited financial capability and little consulting experience...."

Risk Factors, Page 7

     8. Answer: We changed Risk Factor 3, 7, 9, 11 and 12.

We have no operation history and our operating results are unpredictable

     9. Answer:  Using "intellectual property" to replace the "intelligent property".

5. Our only officer, Mr. Hong has limited financial capability... page9

     10. Answer: revised on page 14:

"Hong began performing duties for the Company without payment in the last week of March 2010, and presently devotes about thirty hours per week to the Company's operations, after the business well organized, he will work full time on our company, and spend the overtime on other business, or shift his other business to other persons."

8. Andrew Chien, Chairman of ....

      11. Answer: We add "hourly rate", and replacing "floating shares" with "registered shares".

9. we are planning to serve small companies page10

      12. Answer:  revised.

11.SEC regulation change, page 11

      13. Answer: We added "...Our sole officer Mr. Hong didn't have experiences in the reverse merger..."

      14. Answer: All relative words deleted

20. There is no trading market…. page 13

      15. Answer: on Page 14, Risk Factor 20, we revised to "We intend to hire market makers, who will apply for quo ~~lis~~ ting our stock price on the Over-The-Counter Bulletin Board Trading System

Selling Shareholders, page 17

     16. Answer:  $122.5 is the inherited asset from USChina Channel.

Board of Directors and Executive Officers, page 21

     17. Answer: All the words removed or changed

     18. Answer: we added on page 23, "...His job responsibilities included monitoring the process of auditing and SEC filings, and budget control of the processes."

Description of Business, page25

     19. Answer: We added on Page 10, "Currently, we don't have any plan to avoid the conflicted interests between Andrew Chien and our company".

Why Spin-off, page 25

     20. Answer: the sentence deleted

Our Strategy, page 27

     21. Answer:  We emphasized Mr. Hong has little experiences several times, and we add "When investors read our strategy, it should be aware that our sole officer Mr. Hong only had limited experiences and our business operation is in the emerging market which create more uncertainties and risks."

    22. Answer: We revise to:

"Usually we plan to get 30% of the revenue from the performance of the sub-contracts with USChina Channel. Currently, we only have verbal understanding between USChina Channel and us. We will deal with the possible sub-contracts on case-by-case basis."

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, page 32

    23. Answer: On Page 33, we revised to

  "There have been over ten requests..."

    24. Answer: On Page 33, we revised to:

   " There have been over ten requests, with aggregating estimated $150,000 verbally offering to Mr. Hong for his selection to invest into his consulting business: USChina Taiwan. Due to the future project uncertainties, Mr. Hong hasn't signed any agreement with any investor yet. After Mr. Hong can get the predicable generation of revenue, he will consider getting the $30,000 from other persons. At this stage, we will only use Mr. Hong's free of interests of loans to cover the general operation of the expenses of the company."

    25. Answer: We added on page 46:

"Imputed Interests

The initial measurement of receivable for calculating the imputed Interests is based on section 310-10-30 of the FASB Accounting Standards Codification (original APB 21).

When we receive the free-of-interest loan from Mr. Hong, we will record the received cash as the present value, and select the current prime rate for next 12 month loan, plus one point as the fair market value, then periodically report the imputed interest as additional paid-in capital because the loan with no specific terms of repayment."

     26. Answer: On page 23, we revise to

"...Mr. Hong is a local Taiwanese and has properties in Taiwan. Recently, he has obtained personal line credits from Cathay United Bank of Taiwan with an amount of up to $200,000 for his personal expenses. His success in getting the $200,000 personal line credits shows his money sources for the free-of-interests loan of $70,000 to the company and his business capabilities to getting the loan from the bank, which needs some skills in emerging market, such as how to make banks approving applicants' credits. His experience and skill in access the bank’s loan will give him help in running his consulting business."

     27. Answer:  $200,000 is a personal credit line.

Certain Relationships and Related Transactions, Page 34.

     28. Answer: $25,000 on page 35.

Financial Statements

     29. Answer: $29985 is part of Hong's costs for purchasing 90% shares, which showed on Page 35.

     30. Answer:  0 is a typed mistake. Corrected.

     31. Answer: Corrected

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